April 14, 2026

Charles F. Wagner, Jr.
Executive Vice President and Chief Operating & Financial Officer
Vertex Pharmaceuticals, Inc.
50 Northern Avenue
Boston, MA 02210

       Re: Vertex Pharmaceuticals, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2025
           File No. 000-19319
Dear Charles F. Wagner Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences